Exhibit 3.2

CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF OPORTUN FINANCIAL CORPORATION
(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)
Oportun Financial Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:
1.The name of the Corporation is Oportun Financial Corporation. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 30, 2011. The original name of the corporation was Progreso Financiero Holdings, Inc.

2.This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware, by the Board of Directors and the stockholders of the Corporation.

3.Section C(a) of Article V of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:
“a. Subject to the rights of any series of Preferred Stock to elect additional directors under specified circumstances, the entire Board of Directors or any individual director may be removed in the manner provided in Section 141(k) of the DGCL.”
4.Section B of Article V of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:
“B. Board of Directors
Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. At each annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the prior paragraph, (1) at the Company’s annual meeting of stockholders held in 2026 (the “2026 Annual Meeting”), the successors of the Class I directors whose terms expire at the 2026 Annual Meeting shall each be elected for a term expiring at the Company’s next annual meeting of stockholders (the “2027 Annual Meeting”); (2) at the  2027 Annual Meeting, the successors of the directors whose terms expire at the 2027 Annual Meeting (including, for the avoidance of doubt, the Class II directors and the successors of the directors elected at the 2026 Annual Meeting) shall each be elected for a term expiring at the Company’s next annual meeting of stockholders following the 2027 Annual Meeting (the “2028 Annual Meeting”); and (3) at the 2028 Annual Meeting and at all annual meetings thereafter, all directors shall be elected for a term expiring at the Company’s next annual meeting of stockholders following such meeting. Commencing with the 2028 Annual Meeting, the classification of the Board of Directors of the Company shall cease.
Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation on July 21, 2025.
By: /s/ Raul Vazquez
Name: Raul Vazquez
Title: Chief Executive Officer